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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form N-8F

                               File No. 811-07367

    Application for Deregistration of Certain Registered Investment Companies

                               Dated: May 23, 2003

                         Pursuant to Section 8(f) of the
                         Investment Company Act of 1940

                       Berger Institutional Products Trust

                              (Name of Registrant)

                         210 University Blvd., Suite 800
                                Denver, CO 80206

                   (Address of Principal Office of Registrant)

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I.  GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

    [ ] MERGER

    [X] LIQUIDATION*

    [ ] ABANDONMENT OF REGISTRATION

            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

* FUND IS A SERIES FUND APPLYING FOR DEREGISTRATION DUE TO LIQUIDATION OF ONE SERIES OF THE FUND AND MERGERS OF THREE SERIES OF THE FUND.

    [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY

            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund: BERGER INSTITUTIONAL PRODUCTS TRUST

3.  Securities and Exchange Commission File No.: 811-07367

4.  Is this an initial Form N-8F or an amendment to a previously filed Form
    N-8F?

            [X] Initial Application               [ ]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     210 UNIVERSITY BLVD., DENVER, CO, SUITE 800, DENVER, CO 80206

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: BONNIE HOWE, 100 FILLMORE STREET, DENVER, CO 80206-4928, (303) 333-3863

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]: JANUS CAPITAL MANAGEMENT LLC, 100 FILLMORE STREET, DENVER, CO 80206-4928, (303) 333-3863

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

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8.  Classification of fund (check only one):

    [X] Management company;

    [ ] Unit investment trust; or

    [ ] Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

    [X]  Open-end                              [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): DELAWARE

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: JANUS CAPITAL MANAGEMENT LLC, 100 FILLMORE STREET, DENVER, CO 80206-49282; BERGER FINANCIAL GROUP LLC, 210 UNIVERSITY BLVD., DENVER, CO 80206; PERKINS WOLF MCDONNELL & COMPANY, 310 S. MICHIGAN AVE., SUITE 2600, CHICAGO, IL 60604; BAY ISLE FINANCIAL LLC, 475 14TH STREET, SUITE 550, OAKLAND, CA 94612; BANK OF IRELAND ASSET MANAGEMENT (U.S.) LIMITED, 75 HOLLY HILL LANE, GREENWICH, CT 06830; BBOI WORLDWIDE LLC, 210 UNIVERSITY BLVD., DENVER, CO 80206

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: BERGER DISTRIBUTORS LLC, 210 UNIVERSITY BLVD., DENVER, CO 80206

13. If the fund is a unit investment trust ("UIT") provide:

    (a) Depositor's name(s) and address(es):

    (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

    [X] Yes                                    [ ] No

    If Yes, for each UIT state:
Name(s): AIG VARIABLE ACCOUNT II
File No.: 811-04867
Business Address:
AIG LIFE INSURANCE COMPANY
ONE ALCO PLAZA
600 KING STREET
WILMINGTON, DE 19081

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Name(s): THE AMERICAN SEPARATE ACCOUNT 5
File No.: 811-10409
Business Address:
AMERICAN LIFE INSURANCE COMPANY (INVIVA)
435 HUDSON STREET, 2ND FLOOR

NEW YORK, NY 10014

Name(s): AMERITAS LIFE INSURANCE CORP SEPARATE ACCOUNT LLVA
         AMERITAS LIFE INSURANCE CORP SEPARATE ACCOUNT LLVL
File No(s).: 811-07661; 811-08868
Business Address:
AMERITAS LIFE INSURANCE CORP.
5900 "O" STREET
LINCOLN, NE 68510

Name(s): BMA VARIABLE ANNUITY ACCOUNT A
         BMA VARIABLE LIFE ACCOUNT A
File No(s).: 811-08325; 811-08781
Business Address:
BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
700 KARNES BOULEVARD
KANSAS CITY, MO 64108

Name(s): CLICA VAA1 VARIFUND, VARIFUND ADVISOR AND VARIFUND PLUS
         CLICA VLA1, VUL, AND VUL ADVISOR
File No(s).: 811-5817; 811-09667
Business Address:
CANADA LIFE INSURANCE COMPANY OF AMERICA
6201 POWERS FERRY ROAD, NW
ATLANTA, GA 30339

Name(s): CLNY VAA1 VARIFUND
File No.: 811-5962
Business Address:
CANADA LIFE INSURANCE COMPANY OF NEW YORK
410 SAW MILL RIVER ROAD
ARDSLEY, NY 10502

Name(s): CVIC - "C"; CVIC -"E"; CVIC -"F"; CVIC -"G"; CVIC -"H"; CVIC -"I"; AND VUL -"L";
File No(s).: 811-04819; 811-08288; 811-08483; 811-07501: 811-09693; 811-10213;
811-10213
Business Address:
CONSECO VARIABLE INSURANCE COMPANY
JEFFERSON NATIONAL LIFE INSURANCE COMPANY
9920 CORPORATE CAMPUS, SUITE 1000
LOUISVILLE, KY 40223

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Name(s): GREAT WEST LIFE & ANNUITY INS. CO. VA 1 SERIES ACCOUNT
File No.: 811-07549
Business Address:
GREAT WEST LIFE & ANNUITY INSURANCE COMPANY
8515 E. ORCHARD ROAD
GREENWOOD VILLAGE, CO 80111

Name(s): MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C
File No.: 811-07772
Business Address:
MIDLAND NATIONAL LIFE INSURANCE COMPANY
4601 WESTOWN PARKWAY, SUITE 300
WEST DES MOINES, IA 50266

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X] Yes                               [ ] No

            If Yes, state the date on which the board vote took place: NOVEMBER 26, 2002

            If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ ] Yes                               [X] No

            If Yes, state the date on which the shareholder vote took place:

            If No, explain: SHAREHOLDERS OF THE LIQUIDATING SERIES DID NOT VOTE DUE TO AUTHORITY GRANTED TO THE BOARD IN THE FUND'S CHARTER; SHAREHOLDERS OF THE MERGING SERIES VOTED ON MARCH 7, 2003.

II. DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X] Yes                               [ ] No

    (a) If Yes, list the date(s) on which the fund made those distributions:
        MARCH 31, 2003 TO SHAREHOLDERS OF THE LIQUIDATING SERIES; MARCH 24, 2003 TO SHAREHOLDERS OF THE MERGING SERIES.

    (b) Were the distributions made on the basis of net assets?

            [X] Yes                               [ ] No

    (c) Were the distributions made pro rata based on share ownership?

            [X] Yes                               [ ] No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated.

     (e) Liquidation only:
            Were any distributions to shareholders made in kind?

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            [ ] Yes                               [X] No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
     Has the fund issued senior securities?

            [ ] Yes                               [ ] No

            If yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

            [X] Yes                               [ ] No

      If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [ ] Yes                               [X] No

            If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

            [ ] Yes                               [X] No

            If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

                 [ ] Yes                              [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

            [ ] Yes                               [X] No

       If Yes,

     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:*

          (i) Legal expenses: $9,469.49

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        (ii)  Other expenses (list and identify separately):
              CONSULTING:                   $728.11
              TRUSTEE:                    $1,480.28
              PROXY SOLICITATION:        $20,828.15
              AUDITOR:                    $8,034.58

        (iii) Total expenses (sum of lines (i) to (iii)): $40,540.61

    (b) How were those expenses allocated? NOT APPLICABLE

    (c) Who paid those expenses? JANUS CAPITAL MANAGEMENT LLC; BERGER FINANCIAL GROUP LLC

    (d) How did the fund pay for unamortized expenses (if any)? NOT APPLICABLE

* THE LIST OF EXPENSES INCLUDES EXPENSES INCURRED IN CONNECTION WITH THE LIQUIDATION OF ONE SERIES OF THE FUND AND THE MERGERS OF THREE SERIES OF THE FUND.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [ ] Yes                               [X] No

            If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

            [ ] Yes                               [X] No

            If yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

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25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

            [ ] Yes                               [X] No

            If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the
        Merger: 811-_______

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Berger Institutional Products Trust, (ii) he is the President and a Trustee of Berger Institutional Products Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                                   /s/ Jack R. Thompson
                                                     (SIGNATURE)
                                                   -----------------------------
                                                   JACK R. THOMPSON
                                                   PRESIDENT
                                                   BERGER INSTITUTIONAL
                                                     PRODUCTS TRUST

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